WELLS FARGO
CLEARING SERVICES, LLC

Statement of Financial Condition

Wells Fargo Clearing Services, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2018

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2018

(With Report from Independent Registered Public Accounting Firm Thereon)

This Statement of Financial Condition should be deemed
confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5
and paragraph (g) of CFTC Regulation 1.10

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Clearing Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of informatin contained in this form are not required to repond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Clearing Services, LLC, as of December 31, 2018, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None





Name: Kathy Barney
Title: Chief Financial Officer



_____
Notary Public

MICHELE PEVEHOUSE
MY COMMISSION EXPIRES
4-3-2021
NOTARY SEAL
#13405550
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income (Loss) or, if there is other comprenhensive income in the period(s) presented, a Statement of Comprenhensive Income (as defined in 210.1-02 of Regulatiaon S-X).
[ ]	(d)	Statement of Changes in Financial Condition
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Clearing Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Clearing Services, LLC (the Company), a wholly owned limited liability company Wachovia Securities Financial Holdings, LLC as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 27, 2019

WELLS FARGO CLEARING SERVICES, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

Assets

Cash	$	1,866,811
Cash and securities segregated under federal and other regulations		1,444,803
Securities purchased under agreements to resell		2,608,674
Receivable from brokers, dealers and clearing organizations		930,368
Receivable from customers, net		8,881,496
Loans and notes receivable from financial advisors, net		2,338,926
Securities owned, at fair value		1,347,287
Property, equipment and leasehold improvements, net		361,494
Goodwill and intangible asset, net		1,236,291
Receivable from affiliates		39,028
Other assets		514,883
Total assets	$	21,570,061

Liabilities and Member's Equity

Borrowings	$	7,925
Securities sold under agreements to repurchase		350,348
Payable to brokers, dealers and clearing organizations		3,059,378
Payable to customers		4,403,218
Securities sold, not yet purchased, at fair value		95,379
Payable to affiliates		287,882
Accrued compensation and benefits		496,418
Deferred compensation plan liabilities		1,018,590
Accrued expenses and other liabilities		271,061
Total liabilities		9,990,199
Member's equity		11,579,862
Total liabilities and member's equity	$	21,570,061

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

(1)   Organization and Basis of Presentation

Wells Fargo Clearing Services, LLC (the Company) is wholly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in Saint Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is also a member of the National Futures Association (NFA) and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC).

The Company's primary business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. The Company self-clears substantially all customer security transactions except its customer commodities transactions which are cleared through ADM Investor Services, Inc. on a fully-disclosed basis.

(2)   Summary of Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Cash and securities segregated under federal and other regulations
Cash and securities segregated under federal and other regulations represents cash and qualified securities segregated or set aside to satisfy requirements under Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) of the SEC. These assets are held within a special reserve bank account for the benefit of customers.

Securities Transactions

Trading securities held to accommodate expected customer order flow are recorded on the trade date, as if they had settled. Customer securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in receivables from and payables to brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in

excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $2,663,175 as of December 31, 2018, consisting of U.S. government agency mortgage backed securities. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has segregated $359,784 of the collateral associated with its repurchase agreements.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, securities under agreements to resell, receivable from affiliates, borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under Securities Exchange Act Rule 15c3-3 (see Note 3) are recorded at fair value, which is determined by using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over the expected life of the asset, generally

(Dollars in thousands)

three to five years. The Company periodically reviews the estimated useful lives of its property, equipment and leasehold improvements.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If based on that review, it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. At December 31, 2018, the Company had one reporting unit.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. The Company's taxable income is reported in the tax return of Everen Capital Corporation (Everen). There are no tax sharing agreements between the Company and Everen. Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2007 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties in the year ended December 31, 2018 and there was no accrued interest at December 31, 2018. At December 31, 2018, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(Dollars in thousands)

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables, dividends payables, legal reserves and lease obligations.

Accounting guidance not yet adopted

ASU 2016-02 *Leases* (Topic 842) requires lessees to recognize leases in the Statement of Financial Condition with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company adopted the guidance in January 2019 using the modified retrospective method and practical expedients for transition. The practical expedients allow the Company to largely account for its existing leases consistent with current guidance except for the incremental Statement of Financial Condition recognition for lessees. The Company performed an assessment of its leasing contracts and activities and on January 1, 2019, the Company recorded a right-of-use asset of $482,921 and a lease liability of $574,437. The Company is evaluating its existing disclosures and may provide additional information as a result of adoption of the new guidance.

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* (Topic 326) changes the accounting for credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective in January 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption was permitted beginning in January 2019, the Company did not elect that option. The Company is still evaluating the impact of this new guidance on its Statement of Financial Condition.

(3) Cash and Securities Segregated Under Federal and Other Regulations

The Company is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. The Company performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, so as to enable broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). At December 31, 2018, the Company segregated qualifying securities with a fair value of $898,316 and cash of $451,406 for the exclusive benefit of customers, of which $1,348,427 met the definition of segregated funds pursuant to the Customer Protection Rule. The Company also segregated cash of $95,081 in a special reserve bank account for PAB as of December 31, 2018.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2018, the fair value of this collateral was $11,906,769, of which $3,469,664 had been

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5)   Offsetting of Securities Financing Agreements

Repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted in the Statement of Financial Condition against the related collateralized asset or liability. The Company receives securities as collateral that are not recognized in the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, US GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability. The following table shows the Company's securities financing agreements as of December 31, 2018:

Assets:

Resale and securities borrowing agreements

Gross amounts recognized	$	3,225,681
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		3,225,681
Non-cash collateral received not recognized in Statement of Financial Condition (2)		3,210,190
Net amount	$	15,491

Liabilities:

Repurchase and securities lending agreements

Gross amounts recognized	$	3,117,984
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		3,117,984
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		3,089,067
Net amount	$	28,917

(1) Includes $2,608,674 reported in securities purchased under agreements to resell and $617,007 reported in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.

(3) Includes $350,348 reported in securities sold under agreements to repurchase and $2,767,636 reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

(6) **Repurchase and Securities Lending Arrangements**

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to repurchase and securities lending contracts and that collateral is properly returned through the clearing and settlement process.

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2018:

	Total Gross Obligation
Repurchase agreements (1)	
U.S. agency obligations (2)	$ 350,348
Securities lending (1)	
U.S. government and agency obligations	$ 222,486
Corporate obligations	215,443
Equity securities	2,329,707
Total securities lending (3)	2,767,636
Total repurchases and securities lending	$ 3,117,984

(1) Repurchase and securities lending transactions are conducted under enforceable MRAs and MSLAs that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.
(2) Amount is reported in securities sold under agreements to repurchase in the Statement of Financial Condition.
(3) Amount is reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(Dollars in thousands)

(7) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists of the following at December 31, 2018:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	617,007
Securities failed to deliver		48,632
Receivable from clearing organizations		205,612
Receivable from broker-dealers		59,117
	$	930,368
Payable to brokers, dealers and clearing organizations:		
Deposits received from securities loaned	$	2,767,636
Securities failed to receive		41,074
Payable to clearing organizations		146,185
Payable to broker-dealers		104,483
	$	3,059,378

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with the settlement of cash transactions and securities-based lending transactions. Receivable from customers consists primarily of margin and non-purpose loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted at Wells Fargo Bank, N.A. (WFBNA). Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $4,279 as of December 31, 2018.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

(9)   Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2018, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$ 5,026	$ —
U.S. government and agency obligations	50,330	66,337
State and municipal government obligations	142,045	10
Corporate obligations	45,334	28,679
Equity securities	1,104,552	353
Total	$ 1,347,287	$ 95,379

(10)   Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Securities owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and

(Dollars in thousands)

agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

For the year ended December 31, 2018, there were no transfers of assets or liabilities between levels.

The balances of assets and liabilities measured at fair value by level as of December 31, 2018, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ 898,316	$ 898,316	$ —	$ —
Securities Owned:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 5,026	$ —	$ 5,026	$ —
U.S. government and agency obligations	50,330	25,130	25,200	—
State and municipal government obligations	142,045	—	142,045	—
Corporate obligations	45,334	—	45,334	—
Equity securities	1,104,552	1,100,790	3,762	—
Total securities owned	$ 1,347,287	$ 1,125,920	$ 221,367	$ —
Securities sold, not yet purchased:				
Bankers' acceptances, commercial paper and certificates of deposit	$ —	$ —	$ —	$ —
U.S. government and agency obligations	66,337	63,016	3,321	—
State and municipal government obligations	10	—	10	—
Corporate obligations	28,679	—	28,679	—
Equity securities	353	—	353	—
Total securities sold, not yet purchased	$ 95,379	$ 63,016	$ 32,363	$ —

(Dollars in thousands)

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2018:

Property and leasehold improvements	$	514,194
Furniture and equipment		150,439
Capitalized software		51,197
Communications and computer equipment		4,935
		720,765
Accumulated depreciation and amortization		(359,271)
Total	$	361,494

(12) Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services.

The Company receives investment advisory services from Wells Fargo Investment Institute, Inc. and WFBNA.

The Company has agreements with WFC and its affiliates for general and administrative services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliates, FINET and WFSLLC. The Company collects revenues from customers on behalf of these affiliates from which it deducts its retail clearing service fees. At December 31, 2018, the Company owed $7,608 to FINET and $33 to WFSLLC which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company funds margin and non-purpose loans of FINET's retail customers.

The Company enters into securities transactions with affiliates registered as broker-dealers. At December 31, 2018, the Company had securities failed to receive of $203 from WFSLLC which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition. At December 31, 2018, the Company did not have any securities failed to deliver transactions with affiliates.

(Dollars in thousands)

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts. The Company rebates a portion of fees to FINET and other non-affiliate correspondent broker-dealers.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Funds Management, LLC (WFFM) and Wells Fargo Asset Management Luxembourg S.A. (WFAML), in which it receives revenue for continuing due diligence, training, operations and system support and marketing.

The Company rebates certain fund expenses back to advisory clients invested in WFFM funds.

The Company earns fees from WFFM and Wells Fargo Funds Distributor, LLC (WFFD) for providing support and services in connection with client assets under management. As of December 31, 2018, a receivable of $3,148 from WFFM and WFFD related to these fees is included in receivable from affiliates in the Statement of Financial Condition.

The Company earns certain front-end load commissions through an agreement with WFFD.

The Company has an agreement with WFFM in which it receives administrative services fee revenue from mutual fund companies in return for providing certain record keeping and other services to those funds. As of December 31, 2018, a receivable of $4,292 from WFFM related to this agreement is included in receivable from affiliates in the Statement of Financial Condition.

The Company has an agreement with FINET to pay mutual fund administrative services fees earned on FINET customer balances to FINET.

The Company sells certain aggregated mutual fund sales data to third party and affiliated mutual fund companies.

Receivables of $10,218 and $147 from WFBNA and WFAML respectively related to settlement of money market overnight deposit balances are included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Securities Lending Activities

The Company had $194 due from WFSLLC related to securities borrowed at December 31, 2018, which is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

At December 31, 2018, the Company also had $687,142 payable to WFSLLC related to securities loaned, which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

Securities Purchased/Sold Under Agreements to Resell/Repurchase

At December 31, 2018, the Company had $2,608,674 outstanding with WFC Holdings, LLC (WFCH) under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Statement of Financial Condition.

At December 31, 2018, the Company has $283,946 payable to FINET under repurchase agreements, which is included in securities sold under agreements to repurchase in the Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2018, the Company had a payable to WFBNA totaling $193,749, which is included in payable to affiliates in the Statement of Financial Condition. At December 31, 2018, the Company had $31,588 outstanding from WFC and its affiliates for other shared services not disclosed above, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $94,133 to WFC and its affiliates for payroll, technology and other shared services, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Loans and Notes Receivable from Financial Advisors, Net

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed fourteen years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $71,400 as of December 31, 2018.

(14) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2018:

Goodwill	$	1,236,291
Intangible asset, net		—
	$	1,236,291

(Dollars in thousands)

At December 31, 2018, the brokerage relationship intangible asset was fully amortized with a carrying value and accumulated amortization each amounting to $389,000.

The Company's most recent impairment evaluation indicated that the Company's goodwill was not impaired.

(15) Financing

The Company had available $1,500,000 in an uncommitted unsecured line of credit with WFCH. At December 31, 2018, the Company had a balance of $6,181 on this line of credit included in borrowings in the Statement of Financial Condition. This note is a long-term line of credit with a termination date of July 1, 2020. The interest rate on this loan is based on three-month LIBOR rate plus 48.6 basis points.

In addition, the Company had available $2,000,000 in an uncommitted unsecured line of credit with WFCH. At December 31, 2018, the Company did not have a balance outstanding on this line of credit. This note is a long-term line of credit with a termination date of December 21, 2020. The interest rate on this loan is based on three-month LIBOR rate plus 45 basis points.

Borrowings also include $1,744 in outstanding bank drafts as of December 31, 2018.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA. The entire line of credit with WFBNA is collateralized by securities owned by customers of the Company. At December 31, 2018, the Company did not have a balance outstanding on this line of credit.

(16) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Deferred Compensation and Stock-Based Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

(Dollars in thousands)

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $1,100,790 at December 31, 2018, and are included in securities owned, at fair value in the Statement of Financial Condition.

The Company participates in various stock-based compensation plans of WFC under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be granted periodically to certain employees. Restricted stock RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

(17) Subordinated Borrowings

On December 31, 2018, the Company canceled a $550,000 subordinated revolving line of credit with WFCH. At December 31, 2018, the Company did not have a balance outstanding on this line of credit. For the year ended December 31, 2018, the Company did not incur any interest related to this subordinated loan agreement.

(18) Dividends

For the year ended December 31, 2018, the Company did not declare or pay any dividends. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges. See Note 22, *Subsequent Events*, for planned dividend payable to WSFH in the first quarter 2019.

(19) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, which was $77,443 at December 31, 2018. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the Commodity and Exchange Act, which requires that the Company maintain minimum net capital, as defined, equal to $1,500.

At December 31, 2018, the Company had net capital of $6,850,345 which was $6,772,902 in excess of its required minimum net capital. At December 31, 2018, The Company's net capital balance was 176.91% of aggregate debit balances.

(20) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(21) Guarantees, Commitments and Contingent Liabilities

Lease Commitments

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through the year 2030.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2018 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2019	$152,507	$566
2020	135,170	568
2021	112,741	522
2022	82,875	211
2023	58,917	—
Thereafter	115,366	—

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the

(Dollars in thousands)

Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2018, related to these indemnification clauses.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. The consent order also requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete third-party reviews of the enhancements and improvements provided for in the plans. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. WFC is planning to operate under the asset cap through the end of 2019. As of the end of 2018, WFC's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below the level of total assets as of December 31, 2017.

(22) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2018 through February 27, 2019, the date the Company issued its Statement of Financial Condition.

On November 29, 2018, the Board of Managers at the Company approved a $2,000,000 dividend payable to WSFH effective upon and subject to any required regulatory notice or approval. On December 11, 2018, the Company notified FINRA of this planned distribution to be made on or before March 22, 2019 and has received approval contingent on FINRA's review of pro forma financial statements provided by the Company two days prior to dividend date.

During this period, there have been no other material subsequent events that would require recognition or disclosure in the Statement of Financial Condition.